BP 9/5 *



07007942

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ogilvie Security Advisors Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Berberich 312-201-8304
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

PROCESSED

SEP 06 2007

THOMSON FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2007
WASH, DC
160

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Carol Berberich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ogilvie Security Advisors Corporation, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 24th day of August 2007

Nancy J. Simenson
Notary Public



OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Carol B
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Ogilvie Security Advisors Corporation
Table of Contents
June 30, 2007

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Board of Directors of
Ogilvie Security Advisors Corporation

We have audited the accompanying statement of financial condition of Ogilvie Security Advisors Corporation as of June 30, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ogilvie Security Advisors Corporation at June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
August 27, 2007

Ogilvie Security Advisors Corporation
Statement of Financial Condition
June 30, 2007

Assets

Cash and cash equivalents	$ 107,878
Concessions and commissions receivable	548,781
Receivable from clearing broker	45,172
Securities owned	121,473
Income taxes receivable	72,222
Other assets	86,290
Total assets	$ 981,816

Liabilities and Stockholders' Equity

Liabilities	
Commissions payable	$ 535,867
Accounts payable and other	134,807
Deferred rent payable	10,156
Total liabilities	680,830
Stockholders' equity	
Preferred stock	70,000
Common stock	8,000
Additional paid-in capital	135,000
Retained earnings	87,986
Total stockholders' equity	300,986
Total liabilities and stockholders' equity	$ 981,816

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Ogilvie Security Advisors Corporation (the "Company") is a registered broker dealer, investment advisor and general agent that provides variable life and annuity contracts, investment company products, and other investment and general insurance services to individual and corporate clients located throughout the United States. The Company introduces customers on a fully disclosed basis to another broker.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are highly liquid investments purchased with a maturity of three months or less.

Securities Owned—Securities owned are valued at fair market value and consist of common stocks of $121,473 at June 30, 2007.

Income Recognition—Commissions earned on variable life and annuity contracts and related commission expense are recorded on the effective date of the contracts. Concessions and commissions earned on other securities transactions, including syndications and mutual funds, and related commission expense are recorded on trade or transaction date, as appropriate.

Recently Issued Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standard *No. 157 Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on financial statements issued in subsequent periods.

In July 2006, FASB released FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management is of the opinion that the adoption of FIN 48 will not have a material effect on the Company's financial statements.

Note 2 Related-Party Transactions

The Company has an agreement with a company owned by the Company's common stockholders that provides for the affiliate to pay for certain shared costs of operations, including but not limited to employee compensation and benefits, office space, utilities and administrative services.

Note 3 Commitments and Contingencies

Pursuant to an expense sharing agreement with the affiliate, the Company incurred rent expense for office space. Included in rent expense are payments made pursuant to a noncancelable lease agreement the Company has for office space that expires on July 31, 2011. At June 30, 2007, aggregate minimum annual commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2008	$ 83,172
2009	103,202
2010	106,461
2011	109,720
2012	9,166
	$ 411,721

Under a space sharing agreement, another affiliate also owned by the Company's common stockholders, is responsible for its fair allocation of rent under the lease, presently 70 percent.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends claims arising from such matters and, in the opinion of management, their resolution will not result in any material adverse effect on the Company's financial position.

Note 4 Off-Balance-Sheet and Financial Instrument Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker on a fully disclosed basis, and under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to minimize the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with these guidelines is monitored daily and, accordingly, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk. The Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business. The Company does not anticipate nonperformance by customers or its clearing broker.

The Company maintains cash in bank accounts that, at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to significant credit risk on cash.

Note 5 Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 6 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "net capital" equal to 6-2/3 percent of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at June 30, 2007, the Company had net capital and net capital requirements of approximately $100,400 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

The Company is a member of the National Securities Clearing Corporation and, as a member, is required to maintain a minimum net capital of $50,000 in excess of the net capital requirements.

END